

U.S. SECUR[illegible]ISSION

03052034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Informati[illegible]lers
Pursua[illegible] of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 16789

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM / DD / YY MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Moran Securities, Inc.



SEC MAIL
RECEIVED
PROCESSING
JUN 1 0 2003
WASH. D.C.
186
SECTION

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Franklin, Suite 700
(No. and Street)

Chicago, Illinois 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F. Moran (312)407-6700
(Area Code — Telephone No.)

PROCESSED
JUL 15 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)
Kapple Jensen & Associates

120 E. Ogden Avenue, Suite 130 Hinsdale, Illinois 60521
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Thomas F. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moran Securities, Inc, as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
MARGARET B. GARZA
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/08/06

Signature

President
Title

Margaret B. Garza
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page
- ☐ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15C3-1

MORAN SECURITIES, INC.
Year Ended December 31, 2002

AGGREGATE INDEBTEDNESS	$0.00
CHARGES TO NET CAPITAL – Furniture & Equipment, net	$0.00
NET CAPITAL	
Excess of total assets over total liabilities	$51,329.00
Total charges to net capital	(6,520.00)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$44,809.00
Haircuts on securities – Money Market Funds ($39,450 x 2%)	789.00
NET CAPITAL	$44,020.00
NET CAPITAL REQUIRED	
Net Capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$5,000.00

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report filing as of the same date.